U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                     FORM 3

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
           Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person*

       Paloma International L.P.
       Two American Lane
       Greenwich, Connecticut 06836

2.     Date of Event Requiring Statement (Month/Day/Year)

       09/10/2002

3.     IRS Identification Number of Reporting Person, if an Entity  (Voluntary)


4.     Issuer Name and Ticker or Trading Symbol

       Crown Resources Corporation (CRRSQ)

5.     Relationship of Reporting Person to Issuer (Check all applicable)

       [ ] Director
       [ ] Officer (give title below)
       [x] 10% Owner
       [ ] Other (specify below)

6.     If Amendment, Date of Original (Month/Day/Year)


7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by One Reporting Person
       [ ] Form filed by More than One Reporting Person



* If the Form is filed by more than one Reporting Person, see
  Instruction 5(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

             Table I - Non-Derivative Securities Beneficially Owned


1.     Title of Security (Instr. 4)


2.     Amount of Securities Beneficially Owned (Instr. 4)


3.     Ownership Form: Direct (D) or Indirect (I) (Instr. 5)


4.     Nature of Indirect Beneficial Ownership (Instr. 4)




Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 4)

             (a) 10% Secured Convertible Promissory Notes
             (b) 10% Convertible Subordinated Promissory Notes
             (c) Warrants

2.     Date Exercisable and Expiration Date (Month/Day/Year)

             Date Exercisable:

                 (a) 06/11/2002
                 (b) 06/11/2002
                 (c) 09/06/2002

             Expiration Date:

                 (a) 10/19/2006
                 (b) 10/19/2006
                 (c) 10/18/2006

3.     Title and Amount of Securities Underlying Derivative Security (Instr. 4)

             Title:

                 (a) Common Stock
                 (b) Common Stock
                 (c) Common Stock

             Amount or Number of Shares:

                 (a) 984,763
                 (b) 919,108
                 (c) 984,762

4.     Conversion or Exercise Price of Derivative Security

             (a) $0.35
             (b) $0.75
             (c) $0.75

5.     Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
       (Instr. 5)

             (a) D
             (b) D
             (c) D

6.     Nature of Indirect Beneficial Ownership (Instr. 5)

             Not applicable.

Explanation of Responses:


*Intentional misstatement or omissions of facts constitute Federal Criminal
 Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


             PALOMA INTERNATIONAL L.P.
             By: Paloma GP LLC, as General Partner


                    By: /s/ Michael J. Berner           October 16, 2002
                           Michael J. Berner                        Date
                           Vice President

             *Signature of Reporting Person